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                             October 30, 2020

       Allen Wolff
       Chief Executive Officer
       NTN Buzztime, Inc.
       6965 El Camino Real, Suite 105-Box 517
       Carlsbad, CA 92009

                                                        Re: NTN Buzztime, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed October 2,
2020
                                                            File No. 333-249249

       Dear Mr. Wolff:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed October 2, 2020

       Questions and Answers, page 1

   1. Please revise the Question and Answer section to highlight the disclosure on page 141 that, contingent and
effective upon the closing of the Asset Sale, Mr. Wolff will become the chief executive
officer of eGames.com and his employment as NTN   s chief executive
                                                        officer will terminate.
   2. Please revise the Questions and Answers section to discuss and clarify, as applicable, how the Board's "expedient"
and "best interests" determination concerning the Asset Sale differs from the "fair
to, and advisable" determination that the Board made concerning the
                                                        Merger Agreement. Also,
revise to highlight the disclosure on page 106 that NTN did not request or receive a
fairness opinion from a financial advisor regarding the consideration to be received by NTN
in the Asset Sale due to NTN   s limited resources.
 Allen Wolff
FirstName LastNameAllen Wolff
NTN Buzztime,  Inc.
Comapany
October 30,NameNTN
            2020    Buzztime, Inc.
October
Page 2 30, 2020 Page 2
FirstName LastName
The Companies Involved in the Merger, page 7

3. We note your disclosure highlighting that Brooklyn's product candidate IRX-2 has received fast track and orphan drug designations. Please revise the Summary, where appropriate, to explain that there is no guarantee that the FDA will review IRX-2 or
         Brooklyn's other product candidates on an expedited timeline and that such designations are not a guarantee of eventual FDA approval.
Overview of the Merger Agreement
Merger Consideration, page 10

4. We note that the merger consideration is impacted by the status of several financial metrics at the time of closing. Accordingly, please revise and continue to update the prospectus to disclose the current and/or anticipated status of these metrics.
Support Agreements, page 12

5. Please disclose the percentage of outstanding shares of NTN's common stock that are covered by the support agreements among NTN, Brooklyn and NTN's officers and directors. Please also disclose the percentage of Class A membership interests in Brooklyn that are covered by the support agreements among NTN, Brooklyn and certain beneficial holders of Brooklyn's Class A membership interests.
Overview of the Asset Purchase Agreement
Consideration, page 13

6. We note your disclosure that eGames.com will assume the liabilities of NTN specified in the asset purchase agreement. Please update your disclosure here to discuss the liabilities that will remain with NTN and whether those liabilities will become the liabilities of the
         NTN-Brooklyn combined company following the Merger. In particular, please discuss and quantify the Avidbank loan and the PPP loan and whether those loans will become the liabilities of the combined company.
NYSE American Listing, page 15

7. Please update your disclosure to include a discussion of the potential consequences to investors, including the ability of investors to buy and sell shares of common stock, if the
         NYSE American does not approve the listing application of the combined company, but
         Brooklyn elects to waive this closing condition and proceeds with the merger.
Risk Factors
If the conditions to closing the Merger are not satisfied, the Merger may not occur., page 19

8. We note your disclosure that one of the conditions to closing the Merger is that, at the closing, Brooklyn have not more than $750,000 in indebtedness for borrowed money.
         Please revise to disclose how much indebtedness for borrowed money Brooklyn had as of
 Allen Wolff
NTN Buzztime, Inc.
October 30, 2020
Page 3
         the most recent practicable date.
Risks Relating to the Market for NTN Common Stock
Our common stock could be delisted or suspended from trading on the NYSE American if we do not regain compliance..., page 64

9. Please revise here and on page 125 to clarify whether NYSE American is requiring the submission of an initial listing application and, as applicable, whether there are risks concerning the ability of the combined company to satisfy the applicable listing standards.
Background of the Asset Sale and the Merger
Historical Background for NTN, page 76

10. We note your disclosure on page 86 indicating that Mr. Wolff introduced representatives of eGames.com to Armanino on May 30, 2020. Please briefly describe how Mr. Wolff and/or NTN became aware of eGames.com's interest in NTN's assets. Revise the
         Background section to identify the person(s) who communicated and negotiated on behalf of eGames.com. Similarly, and with reference to the September 17 entry, please identify the persons at NTN who negotiated the Asset Sale with eGames.com.
11. With reference to the April 20, 2020 entry, please revise the Background section to discuss and explain, as applicable, whether the Board reassessed Mr. Wolff's role as chair of the strategic committee and/or his role in negotiating with eGames.com subsequent to
         eGames.com's July 17 solicitation to have Mr. Wolff join eGames.com's management team.
Historical Background for Brooklyn, page 99

12. We note your disclosure that Brooklyn has been seeking to become a publicly traded entity through a reverse merger since the spring of 2019. Please revise your disclosure to briefly describe why Brooklyn elected to pursue public listing through a reverse merger as opposed to an initial public offering or other method.
Opinion of NTN Financial Advisor
Comparable Public Company Analysis, page 112

13. We note your disclosure that as part of its comparable public company analysis,
       Newbridge chose companies that had lead drug candidates which had progressed past
       Phase II of U.S. FDA trials. We further note your disclosure that Brooklyn's lead product
FirstName LastNameAllen Wolff
       candidate is currently being evaluated in a Phase 2b clinical trial. Please revise your
Comapany    NameNTN
       disclosure       Buzztime,
                  to explain       Inc.
                             why Newbridge    selected this characteristic
despite the fact that it
       does not appear
October 30, 2020 Page 3 to apply to Brooklyn.
FirstName LastName
 Allen Wolff
FirstName LastNameAllen Wolff
NTN Buzztime,  Inc.
Comapany
October 30,NameNTN
            2020    Buzztime, Inc.
October
Page 4 30, 2020 Page 4
FirstName LastName
Brooklyn Business
Overview, page 169

14.      Please revise the Brooklyn Business section to discuss the following:
             The general development of Brooklyn's business over the past 5 years, including that of its predecessor, IRX Therapeutics.
             Brooklyn's intellectual property including (i) Brooklyn's patents and the products and/or technologies to which they relate, (ii) whether such patents are owned or licensed, (iii) the type of patent protection, (iv) patent expiration dates and (v) the jurisdictions where Brooklyn owns or licenses patents.
             Legal proceedings involving Brooklyn, including, as applicable, the litigation with
             USF discussed on page F-74.
15. We note your description of the June 10, 2020 letter published in the Journal of Medical
         Virology. Please revise to clarify what person or entity sent the letter and what ICU was used for the evaluation. Please also clarify if there have been any more recent developments in this area.
16. We note your disclosure that in a prior clinical trial of IRX-2, a correlation was shown between immune marker activation and disease-free survival in head and neck cancer.
         Please add disclosure to the Brooklyn Business section to discuss prior clinical trials conducted to evaluate IRX-2. In your discussions of each of these prior clinical trials, please include:

                The number of patients enrolled in the trial;
                The endpoints of the trial and whether or not the trial achieved those endpoints;
                Whether or not the data from the trial was found to be statistically significant
              (including the P-value);
                Serious adverse events and adverse events that occurred during the trial including whether or not the SAE or AE was linked to IRX-2, the nature of the SAE or AE and the number of patients in the trial that experienced it; and
                Whether the results of the trial were sufficient to advance IRX-2 to a subsequent clinical trial for the indication being evaluated.
17. We note your discussion on page F-59 concerning Brooklyn's licensing agreement with
         USF. Please describe the material terms of this license agreement in the Business section and file the agreement as an exhibit to the registration statement. Strategy, page 171

18. We note your disclosure here referencing your plans to "accelerate" your clinical program and to "accelerated clinical development timelines." Please revise this disclosure and similar disclosure throughout the registration statement to remove any implication that you will be successful in developing your product candidates in a rapid or accelerated manner as such statements are speculative.
 Allen Wolff
NTN Buzztime, Inc.
October 30, 2020
Page 5
19. We note your statement that you believe that your assets will be deemed to be truly unique and represent potential breakthroughs in cancer treatment. Please revise your disclosure to clarify what assets you are referring to beyond your IRX-2 product candidate. Please also revise to clarify that there can be no guarantee that a regulatory agency will grant you a breakthrough designation.
IRX-2 Technology, page 172

20. We note your statement that data collected to date suggest that IRX-2 reduces immune suppression. Please revise your disclosure to present this data, or provide a cross-reference to where this data is presented in the registration statement.
The INSPIRE Study, page 174

21. We note your statement that IRX-2 demonstrated an acceptable "safety" profile and your statement on page 175 that IRX-2 was concluded to be safe. Safety is a determination that is solely within the authority of the FDA or similar foreign regulators. You may state that
         IRX-2 was well-tolerated, if accurate. Please revise these statements and any other similar statements in your document.
Brief Descriptions of Investigator Sponsored Studies (Planned or In-Progress), page 175

22. We note your discussion of your ongoing clinical trials of IRX-2 in various indications, both as a monotherapy and as a combination therapy. Please update your discussion of each of these trials to include:

                The current status of the trial, including the number of patients enrolled (if the study has not yet begun, please clarify whether there is an IND);
                The primary and secondary endpoints of the trial;
                The date on which the trial commenced;
                Whether any SAEs or AEs have occurred that are linked to treatment (and the nature and amount of any such SAEs or AEs); and
                When trial data is scheduled to become available.

23. We note your description of the BR-101 Phase 1 clinical trial. In addition to providing the information requested by the comment above, please revise your description to briefly discuss the meaning of the preliminary findings of the trial cited in your document and whether each of the findings referenced in the description were statistically significant.
FirstName LastNameAllen Wolff
       You may use a chart or graph to present the data from the trial. Please also revise your
Comapany    NameNTN
       disclosure        Buzztime,
                   to indicate       Inc. 1 trials are designed to evaluate the
safety of the product
                               that Phase
Octoberbeing  tested,
         30, 2020     rather
                   Page  5 than efficacy.
FirstName LastName
 Allen Wolff
FirstName LastNameAllen Wolff
NTN Buzztime,  Inc.
Comapany
October 30,NameNTN
            2020    Buzztime, Inc.
October
Page 6 30, 2020 Page 6
FirstName LastName
Brooklyn Management's Discussion and Analysis of Financial Conditions and Results of
Operations
Critical Accounting Policies and Estimates, page 187

24. The critical accounting policies and estimates appear to be a repetition of accounting policies included in Note 3 of your financial statements. Please revise to provide more robust disclosures of your critical accounting policies and estimates to reflect the methods and assumptions used and estimates made related to critical accounting items, including but not limited to, goodwill and accruals for clinical trial expenses. Refer to
         Section V of SEC Release No. 33-8350.
Results of Operations
Research and Development Expenses, page 189

25. As indicated in FRC 501.01, MD&A is intended to give an investor an opportunity to view a registrant through the eyes of its management. Given the significance of your research and development costs, please consider including disaggregated disclosure of the nature of expenses incurred for each period.
Brooklyn Management's Discussion and Analysis of Financial Conditions and Results of
Operations
Royalties on Product Sales, page 191

26. Please describe the material terms of each of Brooklyn's royalty and license agreements.
         Please also file the agreements as exhibits to the registration statement or explain to us why they are not required to be filed. The description of each agreement should include (i)
         the royalty rate, or a range no greater than 10 percentage points per tier; (ii) when the royalty provisions expire and (iii) any termination provisions. Brooklyn Management's Discussion and Analysis of Financial Conditions and Results of
Operations
Paycheck Protection Program Loan, page 212

27. We note your disclosure that certain amounts of the PPP Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. Please revise your disclosure to discuss how NTN used the amounts it received through the PPP and whether those uses are considered qualifying expenses.
NTN Buzztime, Inc. Financial Statements
Note 11. Shareholders' Equity
Cumulative Convertible Preferred Stock, page F-23

28. You disclose that the conversion rate is subject to adjustment. Please revise to disclose the adjusting mechanism for the conversion rate. Please refer to ASC 505-10-50-
         6.
 Allen Wolff
FirstName LastNameAllen Wolff
NTN Buzztime,  Inc.
Comapany
October 30,NameNTN
            2020    Buzztime, Inc.
October
Page 7 30, 2020 Page 7
FirstName LastName
Brooklyn ImmunoTherapeutics LLC Financial Statements
Note 4. Business Combination, page F-57

29. You disclose that Brooklyn ImmunoTherapeutics LLC was formed for the purpose of consummating a business combination with IRX Therapeutics, Inc., that Brooklyn had no operations prior to the business combination, and that the acquisition was effected by the issuance of equity interests. Please explain to us why you accounted for this transaction as a business combination under ASC 805 rather than a reverse recapitalization. Please refer to ASC 805-10-55-15 and provide us your analysis of how you applied the guidance in paragraphs ASC 805-10-55-10 through 55-14 to determine whether a change in control occurred.
30. Please revise to provide a qualitative description of the factors that make up the goodwill recognized in this business combination in accordance with ASC 805-30-50-
         1(a).
31. You disclose that the aggregate consideration consisted of $2,400,000 equal to the fair value of Brooklyn membership units issued to the former shareholders and debt holders of
         IRX. We note the disclosure of the valuation methodology on page F-62. Please explain to us how you concluded that the equity interests issued represent a more clearly evident and reliable fair value measurement. Refer to ASC 805-30-30-2.

32. With respect to the contingent consideration relating to your royalty obligation, and noting your disclosure on page F-72 that the fair value is a Level 3 measurement, please include the disclosures required by ASC 805-30-50-1(c)(2) - (c)(3) and ASC 820-10-50-
         2(bbb).
General

33. We note that the Asset Sale appears to represent a sale of substantially all of your assets.
         Given Mr. Wolff's prospective position with the buyer of the assets, please file a Schedule
         13e-3 or advise us why this is not a Rule 13e-3 transaction.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Allen Wolff
NTN Buzztime, Inc.
October 30, 2020
Page 8



       You may contact Li Xiao at (202) 551-4391 or Kate Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact
Alan Campbell at (202) 551-4224 or Joe McCann at (202) 551-6262 with any other questions.



                                                         Sincerely,
FirstName LastNameAllen Wolff
                                                         Division of
Corporation Finance
Comapany NameNTN Buzztime, Inc.
                                                         Office of Life
Sciences
October 30, 2020 Page 8
cc:       Edwin Astudillo
FirstName LastName